Filed by MainStay Funds Trust (SEC File Nos.: 333-277907, 333-277908,

333-277909, and 333-277910, 333-277911 and 333-234099; 811-22321) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.

Subject Company: Aquila Municipal Trust

Subject Company SEC File Numbers: 033-01857 and 811-4503

May 13, 2024

Aquila Tax- Free Trust of Arizona Aquila Tax-Free Fund of Colorado Aquila Churchill Tax- Free Fund of Kentucky	Aquila Narragansett Tax-Free Income Fund Aquila Tax-Free Trust of Oregon Aquila Tax-Free Fund For Utah

Dear Fellow Shareholder:

As a shareholder in one or more of the above-referenced Aquila Municipal Trust funds (the “Funds”), you recently received a Proxy Statement/Prospectus in connection with a Special Meeting of Shareholders of your Fund to be held on June 17, 2024. As described in the Proxy Statement/Prospectus and in the enclosed proxy card, shareholders of the above-referenced Funds are being asked to approve an Agreement and Plan of Reorganization relating to their Fund (the “Reorganization”).

The Board of Trustees of Aquila Municipal Trust believes that the Reorganization of your Fund is in the best interests of the Fund and its shareholders and recommends that you vote “FOR” the Reorganization. Your vote is very important. Please take a moment to sign, date and mail the enclosed proxy card(s) in the pre-paid envelope or follow the instructions below to vote by internet or telephone.

Vote by Phone by calling 1-(833) 876-2476 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

Vote by Internet by visiting the internet address on the enclosed card and following the instructions.

Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.

If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions (“MSFS”) at: 1-(833) 876-2476. Please note that an MSFS representative may call you to assist in voting.

Thank you in advance for your support.

Sincerely,

Diana P. Herrmann

President

To receive a free copy of a Proxy Statement/Prospectus relating to a Reorganization, please call New York Life Investments toll free at 1-800- 624-6782. This document is qualified in its entirety by reference to the Proxy Statement/Prospectus and supersedes any prior document. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve a Reorganization.